

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 1, 2008

Mr. Edward Williams
Chief Financial Officer
Diamond Discoveries International Corp.
45 Rockerfeller Plaza Suite 2000
New York, NY 10111

   Re: **Diamond Discoveries International Corp.**
       Form 10-KSB for the Year Ended December 31, 2007
       Filed April 14, 2008
       File No. 000-31585

Dear Mr. Williams:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief